                                                                      Exhibit 20





Contact(s):                                             Media Inquiries:
         Visteon Corporation
         Greg Gardner                                   Public Affairs
         313-755-0927                                   5500 Auto Club Drive
         ggardne9@visteon.com                           Dearborn, MI  48126
                                                        Facsimile: 313-755-7983


         Investor Inquiries:
         Derek Fiebig
         313-755-3699
         dfiebig@visteon.com

                                                                  [VISTEON LOGO]


[NEWS RELEASE]

VISTEON CORPORATION REPORTS SECOND QUARTER NET INCOME OF $72 MILLION; ANNOUNCES EUROPEAN RESTRUCTURING

DEARBORN, Mich., July 19, 2002 - Visteon Corporation (NYSE: VC) today announced net income of $72 million for the Second Quarter or $0.56 per share - in line with consensus expectations. In the Second Quarter of 2001, Visteon posted a net loss of $40 million or $0.31 per share, including a $100 million after-tax restructuring charge. Excluding the restructuring charge Visteon earned $60 million or $0.46 per share in the Second Quarter of 2001.

"Our results reflected stronger North American production volumes and continued solid cost performance," said Pete Pestillo, Chairman and Chief Executive Officer. "We are particularly pleased with the $850 million in new business we've won this year from new customers." Visteon announced a major restructuring of European manufacturing operations, which Pestillo said would significantly improve Visteon's cost base and ability to win new business.

FIRST HALF RESULTS
For the First Half of 2002, Visteon earned $73 million or $0.57 per share compared with $91 million or $0.70 per share for the same period a year ago; both periods exclude special items. Including special items, which consist of previously reported restructuring charges of $74 million and $100 million in the First Quarter of 2002 and Second Quarter of 2001, respectively, and the non-cash write-off for the value of goodwill of $265 million after-tax associated with the adoption of SFAS No. 142 during the First Quarter of 2002,

                                                                              1.

[NEWS RELEASE]

Visteon reported a net loss of $266 million in the First Half of 2002 and a net loss of $9 million in the First Half of 2001.

SALES AND NON-FORD BUSINESS WINS
Second Quarter 2002 sales totaled $5.0 billion, compared with $4.9 billion in the Second Quarter 2001. The increase compared with a year ago reflects primarily new business and stronger production volumes in North America, offset partially by price reductions provided to our customers and the divestiture of our restraint electronics business. Non-Ford sales during the Second Quarter 2002 increased 9% to over $900 million and represent 18% of total sales.

Sales for the First Half of 2002 totaled $9.5 billion, down $120 million from the same period a year ago. The decline was more than accounted for by a reduction in Ford revenue of $206 million, offset partially by an $86 million increase in Non-Ford sales.

The strong customer reception to Visteon products continued. Visteon won more than $650 million in net new Non-Ford business during the quarter, including substantial wins with Nissan, General Motors, DaimlerChrysler, Volkswagen, PSA Peugeot Citroen and Renault. During the First Half of 2002, the company has won more than $850 million of net new Non-Ford business.

CASH AND DEBT-TO-CAPITAL
During the Second Quarter of 2002, Visteon generated $227 million in operating cash flow. Additionally, the company ended the quarter with $1.2 billion in cash and marketable securities. Over the same period, the company's debt-to-capital ratio improved nearly 3 percentage points and ended the quarter at 36.7%.

EUROPEAN RESTRUCTURING
As part of the company's ongoing restructuring efforts to improve operations, the company is implementing a comprehensive plan in Europe. Under the plan, Visteon and its unions in Europe have committed to restructuring actions of manufacturing operations in the UK, Germany and France. The plan seeks to improve the company's cost base in Europe, allowing it to be more competitive and improve financial results in the future. Implementation of the plan will begin in the Second Half of this year and is expected to generate ongoing annual pre-tax savings of about $100 million by 2004. The company expects to incur total pre-tax charges of up to $150 million relating to the plan, of which $80-95 million is expected in the Second Half of 2002.

OUTLOOK
The company affirmed an estimate of full year net income of $50-80 million, excluding special items. For the Third Quarter, Visteon projected a net loss of $30-45 million excluding special items, based on seasonally lower Third

                                                                              2.

[NEWS RELEASE]

Quarter volumes. Full year net income, including previously announced and new restructuring actions as well as the First Quarter $265 million writeoff of goodwill, is projected to be a loss of $310-350 million.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 79,000 employees and a global delivery system of more than 180 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate" and "projected" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2002. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on Visteon's business, financial condition and results of operations.

                                       ###

      Visteon news releases, photographs and product specification details are available at www.visteon.com















                                                                            3.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                SUPPLEMENTAL DATA
        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND AS NOTED)



                                                                                                  2002
                                                                                               OVER/(UNDER)
                                                                          2002                      2001*
                                                                  --------------------      -------------------
                                                                    SECOND       FIRST       SECOND       FIRST
                                                                    QUARTER       HALF       QUARTER      HALF
                                                                  ---------     ---------    -------     -------
                                                                        (UNAUDITED)
SALES
   Ford and affiliates                                             $ 4,128      $7,774        $  61      $ (206)
   Other customers                                                     911       1,734           73          86
                                                                   -------      ------        -----      ------
      Total sales                                                  $ 5,039      $9,508        $ 134      $ (120)
                                                                   =======      ======        =====      ======

DEPRECIATION AND AMORTIZATION
   Depreciation                                                    $   140      $  280        $  (2)     $   (2)
   Amortization                                                         20          41           (6)        (15)
                                                                   -------      ------        -----      ------
      Total depreciation and amortization                          $   160      $  321        $  (8)     $  (17)
                                                                   =======      ======        =====      ======

SELLING, ADMINISTRATIVE AND OTHER EXPENSES
   Amount**                                                        $   216      $  418        $  15      $   10
   Percent of revenue                                                  4.3%        4.4%         0.2  pts    0.2  pts

INCOME (LOSS) BEFORE INCOME TAXES
   As reported                                                     $   117      $   10        $ 174      $   12
   Excluding special items**                                           117         126           16         (30)

NET INCOME (LOSS)
   As reported                                                     $    72      $ (266)       $ 112      $ (257)
   Before cumulative effect of change in accounting principle           72          (1)         112           8
   Excluding special items**                                            72          73           12         (18)

EARNINGS (LOSS) PER SHARE (DILUTED)
   As reported                                                     $  0.56      $(2.07)       $0.87      $(2.00)
   Before cumulative effect of change in accounting principle         0.56       (0.01)        0.87        0.06
   Excluding special items**                                          0.56        0.57         0.10       (0.13)

EFFECTIVE TAX RATE                                                      36%         36%          (1) pts     (1) pts

EBITDA, AS ADJUSTED**
   Amount                                                          $   287      $  475        $   3      $  (47)
   Percent of revenue                                                  5.7%        5.0%        (0.1) pts   (0.4) pts

AFTER TAX RETURNS**
   On sales                                                             1.6%        0.9%        0.3  pts   (0.2) pts
   On assets                                                           2.8         1.5          0.5        (0.3)
   On equity                                                           9.5         4.6          2.6        (0.7)

CAPITAL EXPENDITURES
   Amount                                                          $   159      $  299        $  (9)     $  (41)
   Percent of revenue                                                  3.2%        3.1%        (0.2) pts   (0.4) pts

OPERATING CASH FLOW***                                             $   227      $  182        $  (6)     $  308

CASH AND BORROWING (AT END OF PERIOD)
   Cash and marketable securities                                               $1,219                   $  (44)
   Borrowing                                                                     1,809                     (162)

- - - - -
* Second Quarter and First Half 2001 comparable amounts include amortization of goodwill of $6 million ($5 million after-tax) and $12 million ($9 million after-tax), respectively.

** First Half 2002 amounts exclude costs related to restructuring and other items of $116 million ($74 million after-tax) and the write-down in the value of goodwill associated with the adoption of SFAS 142 of $265 million after-tax. Second Quarter and First Half 2001 amounts exclude costs related to restructuring items of $158 million ($100 million after-tax), of which $42 million was recorded as selling, administrative and other expenses.

*** Includes capital expenditures; excludes $32 million related to the sale of receivables for the Second Quarter and First Half 2002; excludes $23 million, $60 million, $32 million and $32 million related to restructuring actions for Second Quarter 2002, First Half 2002, Second Quarter 2001 and First Half 2001, respectively.

                      VISTEON CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                     SECOND QUARTER               FIRST HALF
                                                                  --------------------       -------------------
                                                                    2002         2001         2002         2001
                                                                    ----         ----         ----         ----
                                                                       (UNAUDITED)                (UNAUDITED)
SALES
   Ford and affiliates                                             $ 4,128      $4,067       $7,774     $ 7,980
   Other customers                                                     911         838        1,734       1,648
                                                                   -------      ------       ------     -------
      Total sales                                                    5,039       4,905        9,508       9,628

COSTS AND EXPENSES (NOTES 2 AND 3)
   Costs of sales                                                    4,696       4,704        9,052       9,152
   Selling, administrative and other expenses                          216         243          418         450
                                                                   -------      ------       ------     -------
      Total costs and expenses                                       4,912       4,947        9,470       9,602

OPERATING INCOME (LOSS)                                                127         (42)          38          26

Interest income                                                          5          14           11          33
Interest expense                                                        24          36           53          72
                                                                   -------      ------       ------     -------
      Net interest expense                                             (19)        (22)         (42)        (39)
Equity in net income of affiliated companies                             9           7           14          11
                                                                   -------      ------       ------     -------

INCOME (LOSS) BEFORE INCOME TAXES                                      117         (57)          10          (2)
Provision (benefit) for income taxes                                    38         (23)          (2)         (4)
                                                                   -------      ------       ------     -------

INCOME (LOSS) BEFORE MINORITY INTERESTS                                 79         (34)          12           2
Minority interests in net income of subsidiaries                         7           6           13          11
                                                                   -------      ------       ------     -------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                                              72         (40)          (1)         (9)
Cumulative effect of change in accounting principle,
   net of tax (Note 10)                                                  -           -         (265)          -
                                                                   -------      ------       ------     -------

NET INCOME (LOSS)                                                  $    72      $  (40)      $ (266)    $    (9)
                                                                   =======      ======       ======     =======


Average number of shares of Common Stock outstanding                   131         131          131         131


BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (NOTE 4)
   Before cumulative effect of change in accounting principle      $  0.56      $(0.31)      $(0.01)    $(0.07)
   Cumulative effect of change in accounting principle                   -           -        (2.06)          -
                                                                   -------      ------       ------     -------
      Basic and diluted                                            $  0.56      $(0.31)      $(2.07)    $(0.07)
                                                                   =======      ======       ======     =======


CASH DIVIDENDS PER SHARE                                           $  0.06      $ 0.06       $  0.12    $  0.12























          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)


                                                                               JUNE 30,     DECEMBER 31,
                                                                                 2002           2001
                                                                              ---------   ----------------
                                                                              (UNAUDITED)
ASSETS
Cash and cash equivalents                                                      $    876       $  1,024
Marketable securities                                                               343            157
                                                                               --------       --------
   Total cash and marketable securities                                           1,219          1,181
Accounts receivable -- Ford and affiliates                                        1,803          1,560
Accounts receivable -- other customers                                              886            834
                                                                               --------       --------
   Total receivables                                                              2,689          2,394
Inventories (Note 7)                                                                987            858
Deferred income taxes                                                               167            167
Prepaid expenses and other current assets                                           150            153
                                                                               --------       --------
   Total current assets                                                           5,212          4,753
Equity in net assets of affiliated companies                                        164            158
Net property                                                                      5,375          5,329
Deferred income taxes                                                               485            322
Goodwill (Note 10)                                                                    -            363
Other assets                                                                        176            153
                                                                               --------       --------

   TOTAL ASSETS                                                                $ 11,412       $ 11,078
                                                                               ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Trade payables (Note 7)                                                        $  2,174       $  1,831
Accrued liabilities                                                               1,026            945
Income taxes payable                                                                 29             30
Debt payable within one year                                                        504            629
                                                                               --------       --------
   Total current liabilities                                                      3,733          3,435
Long-term debt                                                                    1,305          1,293
Postretirement benefits other than pensions                                       2,196          2,079
Other liabilities                                                                 1,045            967
Deferred income taxes                                                                14             13
                                                                               --------       --------
   Total liabilities                                                              8,293          7,787

STOCKHOLDERS' EQUITY
Capital stock
   Preferred Stock, par value $1.00, 50 million shares authorized,
     none outstanding                                                                 -              -
   Common Stock, par value $1.00, 500 million shares authorized,
     131 million shares issued, 131 million
     and 130 million shares outstanding, respectively                               131            131
 Capital in excess of par value of stock                                          3,311          3,311
 Accumulated other comprehensive income (loss)                                     (114)          (231)
 Other                                                                              (32)           (25)
 Earnings retained for use in business (accumulated deficit)                       (177)           105
                                                                               --------       --------
   Total stockholders' equity                                                     3,119          3,291
                                                                               --------       --------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 11,412       $ 11,078
                                                                               ========       ========





          The accompanying notes are part of the financial statements.
           See Note 7 -- Inventories and Related Pending Adjustments.

                      VISTEON CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
                                  (IN MILLIONS)


                                                                                                FIRST HALF
                                                                                            -------------------
                                                                                            2002           2001
                                                                                            ----           ----
                                                                                                (UNAUDITED)

CASH AND CASH EQUIVALENTS AT JANUARY 1                                                     $ 1,024       $ 1,412
Cash flows provided by operating activities                                                    453           182

Cash flows from investing activities
   Capital expenditures                                                                       (299)         (340)
   Purchases of securities                                                                    (437)         (148)
   Sales and maturities of securities                                                          250           145
   Other                                                                                        26            35
                                                                                           -------       -------
      Net cash used in investing activities                                                   (460)         (308)

Cash flows from financing activities
   Commercial paper repayments, net                                                           (111)           (9)
   Short-term debt, net                                                                          -             1
   Proceeds from issuance of other debt                                                         66            54
   Principal payments on other debt                                                            (77)          (97)
   Purchase of treasury stock                                                                  (11)          (20)
   Cash dividends                                                                              (16)          (16)
                                                                                           -------       -------
      Net cash used in financing activities                                                   (149)          (87)

Effect of exchange rate changes on cash                                                          8            (4)
                                                                                           -------       -------
Net decrease in cash and cash equivalents                                                     (148)         (217)
                                                                                           -------       -------

CASH AND CASH EQUIVALENTS AT JUNE 30                                                       $   876       $ 1,195
                                                                                           =======       =======


























          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


    1. FINANCIAL STATEMENTS -- The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, including normal recurring adjustments, necessary for a fair statement of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 29, 2002. Certain amounts for prior periods were reclassified to conform with present period presentation.


    Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.


    2.  SELECTED COSTS AND EXPENSES are summarized as follows:


                                                           SECOND QUARTER            FIRST HALF
                                                         -----------------       -----------------
                                                          2002       2001         2002       2001
                                                          ----       ----         ----       ----
                                                                        (IN MILLIONS)

        Depreciation                                      $ 140      $ 142        $ 280      $  282
        Amortization                                         20         26           41          56
                                                          -----      -----        -----      ------
           Total                                          $ 160      $ 168        $ 321      $  338
                                                          =====      =====        =====      ======

    Amortization amounts for 2001 include amortization of goodwill of $6 million and $12 million for the second quarter and first half of 2001, respectively.


    3. SPECIAL CHARGES -- In the first quarter of 2002, Visteon recorded in costs of sales pre-tax charges of $116 million ($74 million after-tax), as summarized below:

                                                                                 PRE-TAX   AFTER-TAX
                                                                                 -------   ---------
                                                                                    (IN MILLIONS)
        Restructuring and other charges:
           First quarter 2002 actions*                                           $  95        $ 61
           Adjustments to prior year's expenses                                     (5)         (3)
                                                                                 -----        ----
              Total restructuring and other charges                                 90          58
        Loss related to sale of restraint electronics business                      26          16
                                                                                 -----        ----
              Total special charges                                              $ 116        $ 74
                                                                                 =====        ====

        * Includes $5 million related to the write-down of inventory.


    In the first quarter of 2002, Visteon recorded pre-tax charges of $95 million related to the separation of 820 employees at Markham, Ontario as the company moves nearly all of the non-restraint electronics business to facilities in Mexico, the elimination of about 215 engineering positions in the United States to reduce research and development costs, the closure of our Visteon Technologies facility in California and the related discontinuation of support for our aftermarket navigation systems product line, the closure of our Leatherworks facility in Michigan and the elimination of about 240 manufacturing positions in Mexico. The engineering-related and Mexican manufacturing-related separations, and the closure of Visteon Technologies, were completed in the first quarter of 2002. The separation of approximately 85 Markham employees occurred in the second quarter of 2002, with the remaining separations expected to be completed by the end of 2002.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    3. SPECIAL CHARGES -- (CONTINUED) -- Also in the first quarter of 2002, $5 million of accrued restructuring liabilities relating to prior year restructuring plans were reversed reflecting a change in estimated costs to complete these activities.


    Effective April 1, 2002, Visteon completed the sale of its restraint electronics business to Autoliv, Inc. for $25 million. The sale includes Visteon's North American and European order book of approximately $150 million in annual sales to Ford Motor Company and its affiliates, including associated manufacturing operations in Markham, Ontario, as well as related assets and liabilities. As part of the sale, approximately 270 employees from Markham and about 95 engineers from Dearborn, Michigan transferred to Autoliv.


    The following table summarizes the activity related to the remaining restructuring reserves from the 2001 actions, as well as restructuring reserve activity related to the 2002 actions. This table does not include the loss related to the sale of the electronics restraint business.


                                                        AUTOMOTIVE OPERATIONS          GLASS OPERATIONS
                                                      --------------------------       ----------------
                                                      EMPLOYEE-RELATED     OTHER       EMPLOYEE-RELATED     TOTAL
                                                      ----------------     -----       ----------------     -----
                                                                               (IN MILLIONS)

        December 31, 2001 reserve balance                  $ 16            $  -               $ 7           $ 23

        Pre-tax charges recorded in costs of sales:
           First quarter 2002 actions                        81               14                -             95
           Adjustments to prior year's expenses              (3)               -               (2)            (5)
                                                           ----            -----              ---           ----
              Total net expense                              78               14                (2)           90

        Utilization                                         (56)             (12)              (2)           (70)
        Foreign exchange translation                          2                -                -              2
                                                           ----            -----              ---           ----

        June 30, 2002 reserve balance                      $ 40            $   2              $ 3           $ 45
                                                           ====            =====              ===           ====


    During the second quarter of 2001, Visteon recorded pre-tax charges of $158 million ($100 million after-tax), of which $146 million related to the elimination of more than 2,000 salaried positions worldwide and $12 million related to the closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions. Of the total pre-tax charges, $42 million is recorded in selling, administrative and other expenses and $116 million is recorded in cost of sales, and $142 million is recorded by the Automotive Operations segment and $16 million is recorded by the Glass Operations segment.


    Reserve balances of $23 million and $45 million at December 31, 2001 and June 30, 2002, respectively, are included in current accrued liabilities on the accompanying balance sheets. The June 30, 2002 reserve balance of $45 million includes $11 million related to 2001 restructuring activities. The company currently anticipates that the restructuring activities to which all of the above charges relate will be substantially completed in 2002.


    4. INCOME PER SHARE OF COMMON STOCK -- Basic income per share of common stock is calculated by dividing the income attributable to common stock by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The average number of shares of restricted stock outstanding was about 2,780,000, 2,420,000, 1,370,000 and 1,210,000 for the second quarter of 2002, first half of 2002, second quarter of 2001 and first half of 2001, respectively. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options and restricted stock. For the second quarter of 2002, 1,106,000 shares were included as potentially dilutive. For the first half of 2002, second quarter of 2001 and first half of 2001 potential common stock of about 712,000, 404,000 and 202,000 shares, respectively, are excluded as the effect would have been antidilutive.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    5. TRANSACTIONS WITH FORD AND ITS AFFILIATES -- Visteon's supply agreement and related pricing letter with Ford Motor Company required Visteon to provide Ford with productivity price adjustments for 2001, 2002 and 2003. In March 2002, Visteon and Ford reached an agreement resolving North American pricing for 2001 that was consistent with Visteon's previously established reserves. In June 2002, Visteon and Ford reached an agreement resolving European pricing for 2001 and 2002 that, together with resolution of other commercial matters, was consistent with Visteon's previously established reserves.


    6. LAND LEASE -- In January 2002, Visteon completed an arrangement with a special-purpose entity, owned by an affiliate of a bank, to lease land in Southeast Michigan for a headquarters facility. The lease had an initial lease term through June 30, 2002, which was subsequently extended through September 30, 2002, at which time Visteon has the option to renew the lease on terms mutually acceptable to Visteon and the lessor, purchase the land or arrange for the sale of the property. Visteon has a contingent liability for up to about $23 million in the event the property is sold for less than full cost.


    As of June 30, 2002, the assets, liabilities, results of operations and cash flows of the special-purpose entity are included in Visteon's consolidated financial statements, based on an assessment made when the lease was extended, that substantially all of the expected residual risks and rewards of the leased land reside with Visteon. This assessment included consideration of the terms of the lease agreement, the amount of the owner's equity capital investment, and that as part of the extension of the lease all of the special-purpose entity's debt was financed by Visteon.


    7. INVENTORIES AND RELATED PENDING ADJUSTMENTS -- Inventories are summarized as follows:


                                                                          JUNE 30,     DECEMBER 31,
                                                                            2002           2001
                                                                         ---------   ----------------
                                                                               (IN MILLIONS)

        Raw materials, work-in-process and supplies                        $ 845          $ 728
        Finished products                                                    142            130
                                                                           -----          -----
           Total inventories                                               $ 987          $ 858
                                                                           =====          =====

        U.S. inventories                                                   $ 621          $ 525


    During the second quarter of 2002, Visteon became aware that the terms of its purchase orders did not adequately reflect its understanding of the terms of its pay on production agreements with certain suppliers. Generally, Visteon's policy is to organize arrangements with suppliers to support its production inventory needs with just-in-time deliveries of materials and not take ownership from or authorize payment to suppliers until such time as the materials have been consumed in the production process. Because of these circumstances, the company has revised its inventory recognition practices to reflect these receipts as an increase in raw materials inventory and trade payables of $107 million at June 30, 2002. In addition, the company is in the process of measuring the revision required to adjust the December 31, 2001 inventory and trade payables balances. The amount of this adjustment is expected to be generally consistent with the June 30, 2002 adjustment. The process for measuring this adjustment is expected to be completed prior to filing the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.


    Company management is in the process of obtaining formal documentation of these pay on production terms from our vendors and we will reflect these vendor agreements when obtained, on a prospective basis.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    8. DEBT -- During the second quarter of 2002, Visteon renewed its financing arrangements with third-party lenders that provide contractually committed, unsecured revolving credit facilities. The new financing arrangements are with a syndicate of lenders providing for a maximum of $1.8 billion in committed, unsecured credit facilities (the "Credit Facilities"). The terms of the Credit Facilities provide for a 364-day revolving credit line in the amount of $775 million, which expires June 2003, and a five-year revolving credit line in the amount of $775 million, which expires June 2007. The Credit Facilities also provide for a five-year delayed draw term loan in the amount of $250 million, which will be used primarily to finance construction of a headquarters facility in Southeast Michigan. Consistent with the prior financing arrangements, the Credit Facilities would bear interest based on a variable interest rate option selected at the time of borrowing and the Credit Facilities contain certain affirmative and negative covenants including a covenant not to exceed a specified leverage ratio. As of June 30, 2002, there were no amounts outstanding under the Credit Facilities.


    9. COMPREHENSIVE INCOME (LOSS) -- Other comprehensive income (loss) mainly includes foreign currency translation adjustments. Total comprehensive income
(loss) is summarized as follows:


                                                                         SECOND QUARTER            FIRST HALF
                                                                       -----------------       -----------------
                                                                        2002       2001         2002       2001
                                                                        ----       ----         ----       ----
                                                                                      (IN MILLIONS)

        Net income (loss)                                               $  72      $ (40)       $ (266)    $  (9)
        Other comprehensive income (loss)                                 126        (47)          117       (67)
                                                                        -----      -----        ------     -----
          Total comprehensive income (loss)                             $ 198      $ (87)       $ (149)    $ (76)
                                                                        =====      =====        ======     =====


    10. ACCOUNTING CHANGE -- In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. Under this statement goodwill is to be evaluated for possible impairment as of January 1, 2002, and periodically thereafter.


    Visteon adopted SFAS 142 on January 1, 2002. As required by this standard, an initial test for goodwill impairment was performed which compared the fair value of our Automotive Operations segment to the segment's net book value. Visteon's stock market capitalization, as well as market multiples and other factors, were used as the basis for determining the fair value of the Automotive Operations segment. Because the fair value of the Automotive Operations segment was less than its net book value, Visteon recorded an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle in the first quarter of 2002. The pre-tax impairment loss consists of $357 million of net goodwill as of December 31, 2001 and $6 million reclassified to goodwill related to certain acquired intangible assets, as required by SFAS 142.


    The following presents net income and earnings per share, adjusted to reflect the adoption of the non-amortization provisions of SFAS 142, as of the beginning of the periods presented:


                                                                               2001                        2000
                                                        -----------------------------------------------    ----
                                                           FIRST    SECOND     THIRD    FOURTH     FULL    FULL
                                                          QUARTER   QUARTER   QUARTER   QUARTER    YEAR    YEAR
                                                        ---------  --------- --------- --------  ------    ----

                                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
        NET INCOME (LOSS)
        Reported net income (loss)                         $ 31      $(40)    $ (95)    $ (14)   $ (118)   $  270
        Goodwill amortization, net of tax                     4         5         4         4        17        18
                                                           -----     -----    ------    ------   -------   ------
           Adjusted net income (loss)                      $ 35      $(35)    $ (91)    $ (10)   $ (101)   $  288
                                                           =====     =====    ======    ======   =======   ======


        EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED
        Reported earnings (loss) per share                $0.24   $ (0.31)  $ (0.74)  $(0.11)    $(0.91)    $2.08
        Goodwill amortization, net of tax                  0.03      0.04      0.03      0.03      0.13      0.14
                                                           -----     -----    ------    ------   -------   ------
           Adjusted earnings (loss) per share             $0.27   $ (0.27)  $ (0.71)  $ (0.08)   $(0.78)    $2.22
                                                           =====     =====    ======    ======   =======   ======

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


     11. SEGMENT INFORMATION -- Visteon's reportable operating segments are Automotive Operations and Glass Operations. Financial information for the reportable operating segments is summarized as follows:

                                                                   AUTOMOTIVE             GLASS           TOTAL
                                                                   OPERATIONS          OPERATIONS        VISTEON
                                                                   ----------          ----------        -------
                                                                                      (IN MILLIONS)

        SECOND QUARTER
        --------------
        2002
        Sales                                                       $  4,876             $  163         $   5,039
        Income before taxes                                              108                  9               117
        Net income                                                        66                  6                72
        Average assets                                                10,867                294            11,161
        Goodwill, end of period                                            -                  -                -


        2001
        Sales                                                       $  4,730             $  175         $   4,905
        Income (loss) before taxes                                       (45)               (12)              (57)
        Net income (loss)                                                (33)                (7)              (40)
        Average assets                                                11,113                309            11,422
        Goodwill, end of period                                          357                  -               357

        FIRST HALF
        ----------
        2002
        Sales                                                       $  9,197             $  311         $   9,508
        Income (loss) before taxes                                        (8)                18                10
        Net income (loss)                                               (278)                12              (266)
        Average assets                                                10,958                287            11,245
        Goodwill, end of period                                            -                  -                 -


        2001
        Sales                                                       $  9,288             $  340         $   9,628
        Income (loss) before taxes                                        15                (17)               (2)
        Net income (loss)                                                  -                 (9)               (9)
        Average assets                                                11,069                304            11,373
        Goodwill, end of period                                          357                  -               357


                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    12. LITIGATION AND CLAIMS -- Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against Visteon, including those arising out of alleged defects in Visteon's products; governmental regulations relating to safety; employment-related matters; customer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.


    Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves have been established by Visteon for matters discussed in the foregoing paragraph where losses are deemed probable; these reserves are adjusted periodically to reflect estimates of ultimate probable outcomes. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which reserves have not been established could be decided unfavorably to Visteon and could require Visteon to pay damages or make other expenditures in amounts, or a range of amounts, that cannot be estimated at June 30, 2002. Visteon does not reasonably expect, based on its analysis, that any adverse outcome from such matters would have a material effect on future consolidated financial statements for a particular year, although such an outcome is possible.


    Visteon has resolved a number of commercial issues with Ford. See Note 5 for further discussion of some of the commercial issues resolved with Ford under the supply agreement and pricing letter agreement.


    13. SUBSEQUENT EVENT -- As part of Visteon's ongoing restructuring efforts to improve operations, the company is implementing a comprehensive plan in Europe. Under the plan, Visteon and its unions in Europe have committed to restructuring actions of manufacturing operations in the UK, Germany and France. The plan seeks to improve Visteon's cost base in Europe, allowing it to be more competitive and improve financial results in the future. Implementation of the plan will begin in the second half of this year and is expected to generate ongoing annual pre-tax savings of about $100 million by 2004. The company expects to incur total pre-tax charges of up to $150 million relating to the plan, of which $80-95 million is expected in the second half of 2002.